貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

January 21, 2005

Our ref: 32073984-130435

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05005387

Attn.: Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 20, 2004, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Dlw 1/27

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of December 20, 2004

1. 2 Announcements of Proposed Issue of A Shares released on Jan 17 and 20, 2004.

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES

Reference is made to the announcement dated 14th January, 2005 issued by the Company. Unless otherwise specified, terms defined in that announcement shall have the same meanings when used herein.

The board of the Directors hereby announces that the price range for the A Share Issue has been determined as RMB2.30 to RMB2.52 per A Share. Should there be any material developments regarding the A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors of
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
19th January, 2005

* *for identification only*

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.


RECD S.E.C.
JAN 2 4 2005
1086



華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

ANNOUNCEMENT
PROPOSED ISSUE OF A SHARES

The board of the Directors is pleased to announce that the Company received the approval of the CSRC for the A Share Issue on 14th January, 2005. The Preliminary Prospectus will be published on the website of the Shanghai Stock Exchange in the PRC, and a summary of the Preliminary Prospectus will be published in newspapers in the PRC on 17th January, 2005. An application will be made to the Shanghai Stock Exchange for the listing of the A Shares.

The Preliminary Prospectus includes the Group's audited financial information, prepared in accordance with PRC GAAP, for each of the three financial years ended 31st December, 2001, 2002 and 2003 and the six-month period ended 30th June, 2004.

INTRODUCTION

Reference is made to the announcements dated 9th May, 2003, 13th May, 2003, 24th June, 2003, 14th May, 2004, 25th June, 2004 and 29th June, 2004 issued by the Company and the Company's circulars dated 30th May, 2003 and 14th May, 2004 regarding, among other things, the proposed A Share Issue and the shareholders' resolutions passed at the Company's 2002 annual general meeting held on 24th June, 2003 and its 2003 annual general meeting held on 29th June, 2004.

The board of the Directors is pleased to announce that the Company received the approval of the CSRC for the A Share Issue on 14th January, 2005. The Preliminary Prospectus will be published on the website of the Shanghai Stock Exchange in the PRC, and a summary of the Preliminary Prospectus will be published in newspapers in the PRC on 17th January, 2005. An application will be made to the Shanghai Stock Exchange for the listing of the A Shares.

The Preliminary Prospectus includes the Group's audited financial information, prepared in accordance with PRC GAAP, for each of the three financial years ended 31st December, 2001, 2002 and 2003 and the six-month period ended 30th June, 2004.

A SHARE ISSUE

Structure of the A Share Issue

The structure of the A Share Issue is summarised as follows:

(1) Type of securities to be issued: RMB denominated ordinary shares

(2) Number of A Shares to be issued and target subscribers: A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue. Out of such 765,000,000 new A Shares:

(a) not more than 196,000,000 new A Shares (in the form of unlisted State-owned shares) will be allocated and issued to China Huadian; and

(b) the other A Shares available under the A Share Issue, which will be listed on the Shanghai Stock Exchange, will be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public).

		China Huadian has confirmed that it will fully subscribe, at the same price as the issue price under the A Share Issue, for all A Shares (in the form of unlisted State-owned shares) allocated to it under the A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares.
(3)	Nominal value:	RMB1.00 per A Share
(4)	Net asset value per share before the A Share Issue:	RMB1.81 (based on the Group's audited net asset value under PRC GAAP as at 30th June, 2004)
(5)	Issue price and pricing process:	A price range will be determined through pre-marketing, and a "book-building" process will be conducted to determine the final issue price for the A Share Issue, which will be determined in accordance with strict market principles based on the PRC securities market condition.
(6)	Underwriting:	The A Share Issue, in respect of the A Shares which are being offered but are not taken up thereunder, is fully underwritten by a group of underwriters led by China International Capital Corporation Limited as lead manager. China International Capital Corporation Limited is a third party independent of the Company and its connected persons (as defined under the Listing Rules) and is not a connected person of the Company.
(7)	Use of proceeds:	The Company's proposal regarding its intended use of net proceeds from the A Share Issue was essentially set out in its announcement and circular dated 14th May, 2004.
(8)	Dealings on Shanghai Stock Exchange:	Dealings in the A Shares on the Shanghai Stock Exchange are expected to commence in February, 2005.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of A Shares (in the form of unlisted State-owned shares) under the A Share Issue to China Huadian will constitute a connected transaction of the Company under the Listing Rules, which was duly approved by independent shareholders of the Company at its 2002 annual general meeting held on 24th June, 2003 and 2003 annual general meeting held on 29th June, 2004.

Should there be any further material developments regarding the A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

Reasons for and the benefits of the A Share Issue

The A Share Issue is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

Effects of the A Share Issue on the Company's capital structure

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., the PRC public):

Type of shares		Immediately before completion of the A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the A Share Issue	Approximate shareholding percentage (%)
1.	**Unlisted domestic shares**				
	Holder of State-owned shares — China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
	Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
	Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2.	**Listed shares**				
	A Share shareholders	—	—	569,000,000	9.45
	H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
	Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3.	**Total**	**5,256,084,200**	**100.00**	**6,021,084,200**	**100.00**

Assuming a total of 765,000,000 new A Shares are issued under the A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned shares) are allocated and issued to China Huadian, immediately following completion of the A Share Issue, China Huadian will be interested in 3,011,075,430 State-owned shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the A Share Issue. The aggregate amount of H Shares (i.e., 1,431,028,000 H Shares) and such A Shares to be issued and held by the public (i.e., 569,000,000 A Shares) following completion of the A Share Issue represents approximately 33.22% of the then total enlarged issued share capital of the Company.

SUMMARY OF THE GROUP'S AUDITED FINANCIAL INFORMATION UNDER PRC GAAP

The Preliminary Prospectus includes the Group's audited financial information, prepared in accordance with PRC GAAP, for each of the three financial years ended 31st December, 2001, 2002 and 2003 and the six-month period ended 30th June, 2004. Such financial information is summarised as follows:

(a) Condensed consolidated balance sheets (prepared under PRC GAAP)

	As at 30th June,	As at 31st December,		
	2004	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Assets				
Current assets				
Cash at bank and on hand	1,214,934	589,871	1,055,857	2,527,362
Trade receivables	777,700	835,677	472,708	429,760
Other receivables	132,193	38,057	30,058	75,850
Prepayments	284,736	14,365	57,003	53,656
Inventories	294,926	189,339	268,373	150,584
Total current assets	2,704,489	1,667,309	1,883,999	3,237,212
Long-term equity investments	629,982	566,279	421,041	438,417
Fixed assets				
Net book value of fixed assets	18,564,387	17,053,830	15,050,019	13,381,384
Construction in progress	2,694,753	709,699	1,440,202	1,018,001
Total fixed assets	21,259,140	17,763,529	16,490,221	14,399,385
Intangible assets and other assets	133,906	374,699	169,895	345,064
Deferred tax assets	49,204	57,903	32,247	4,130
Total assets	24,776,721	20,429,719	18,997,403	18,424,208
Liabilities and shareholders' equity				
Current liabilities				
Short-term loans	2,073,960	268,600	252,815	1,193,675
Trade payables	924,803	959,466	485,317	239,495
Wages and welfare payables	61,135	53,708	24,408	18,114
Tax payables	420,319	412,020	327,267	417,199
Other payables	10,514	9,387	28,178	33,203
Other creditors	406,303	294,233	227,381	224,242
Dividend payables	183,963	—	—	—
Long-term loans due within one year	806,635	611,525	337,228	759,246
Total current liabilities	4,887,632	2,608,939	1,682,594	2,885,174
Long term liabilities	9,904,022	8,474,720	8,740,188	7,345,660
Deferred tax liabilities	113,169	100,468	79,271	54,697

Total liabilities	14,904,823	11,184,127	10,502,053	10,285,531
Minority interests	339,041	186,415	167,291	6,264
Shareholders' equity				
Share capital	5,256,084	5,256,084	5,256,084	5,256,084
Capital reserve	754,778	754,778	752,853	751,643
Surplus reserve	1,100,897	1,100,897	947,367	768,403
Retained profits	2,421,098	1,947,418	1,371,755	1,356,283
Total shareholders' equity	9,532,857	9,059,177	8,328,059	8,132,413
Total liabilities and shareholders' equity	24,776,721	20,429,719	18,997,403	18,424,208

(b) **Consolidated income and profit appropriation statements (prepared under PRC GAAP)**

	Six months ended 30th June, 2004	**Year ended 31st December,**		
		2003	**2002**	**2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Sales from principal activities	4,767,278	8,065,832	7,808,238	7,142,341
Less: Cost of sales from principal activities	(3,185,713)	(5,264,785)	(4,920,808)	(3,923,037)
Sales taxes and surcharges	(54,724)	(95,951)	(89,538)	(85,276)
Profit from principal activities	1,526,841	2,705,096	2,797,892	3,134,028
Add: Profit from other operations	4,366	6,190	124,233	4,524
Less: Operating expenses	—	(14,537)	(79,788)	(76,185)
General and administrative expenses	(284,695)	(595,220)	(520,803)	(478,516)
Financial expenses	(229,288)	(474,567)	(490,266)	(513,192)
Operating profit	1,017,224	1,626,962	1,831,268	2,070,659
Add: Non-operating income	7,990	3,042	2,006	2,263
Less: Non-operating expenses	(4,716)	(38,714)	(85,788)	(14,292)
Profit before income tax	1,020,498	1,591,290	1,747,486	2,058,630
Less: Income tax	(338,561)	(548,189)	(558,534)	(669,758)
Minority interests	(24,294)	(19,567)	4,140	(59)
Net profit for the period/year	657,643	1,023,534	1,193,092	1,388,813
Add: Retained profits at the beginning of the period/year	1,947,418	1,371,755	1,356,283	1,784,154
Profits available for distribution	2,605,061	2,395,289	2,549,375	3,172,967
Less: Transfer to statutory common reserve	—	(102,353)	(119,309)	(138,881)
Transfer to statutory common welfare fund	—	(51,177)	(59,655)	(69,441)
Profits available for distribution to shareholders	2,605,061	2,241,759	2,370,411	2,964,645
Less: Cash dividends appropriated to shareholders	(183,963)	(294,341)	(998,656)	(1,608,362)
Retained profits carried forward	2,421,098	1,947,418	1,371,755	1,356,283
Including: Cash dividends proposed after the balance sheet date	105,122	183,963	189,219	893,534

(c) **Condensed consolidated cash flow statement (prepared under PRC GAAP)**

	Six months ended 30th June, 2004 *RMB'000*	Year ended 31st December, 2003 *RMB'000*
Net cash from operating activities	1,372,814	2,738,524
Net cash used in investing activities	(1,275,234)	(2,430,143)
Net cash from/(used in) financing activities	516,865	(784,944)
Net increase/(decrease) in cash and cash equivalents	614,445	(476,563)
Cash and cash equivalents at the beginning of the period/year	568,839	1,045,402
Cash and cash equivalents at the end of the period/year	1,183,284	568,839

SUPPLEMENTARY FINANCIAL INFORMATION FOR HOLDERS OF H SHARES

There are differences in the Group's financial statements prepared under PRC GAAP and those prepared under IFRS. The significant differences are illustrated as follows:

	Six months ended	Year ended 31st December,		
	30th June, 2004	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Net profit under PRC GAAP	657,643	1,023,534	1,193,092	1,388,813
Adjustments:				
Fair value adjustments on net assets	(15,478)	(35,025)	(34,915)	(30,445)
Goodwill adjustments	11,944	22,587	22,587	22,587
Amortisation of deferred assets	—	—	—	13,132
Others	—	8,039	(15,746)	(23,201)
Effect of the above adjustments on taxation	5,027	9,512	16,679	8,611
Net profit under IFRS *(Note)*	659,136	1,028,647	1,181,697	1,379,497

	As at	As at 31st December,		
	30th June, 2004	2003	2002	2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Shareholders' equity under PRC GAAP	9,532,857	9,059,177	8,328,059	8,132,413
Adjustments:				
Fair value adjustments on net assets	372,798	368,850	403,875	438,790
Goodwill adjustments	(219,711)	(218,639)	(241,226)	(263,813)
Others	(127)	(127)	(6,241)	10,715
Effect of the above adjustments on taxation	(93,708)	(92,325)	(101,837)	(118,516)
Shareholders' equity under IFRS *(Note)*	9,592,109	9,116,936	8,382,630	8,199,589

Note: The net profit under IFRS for the financial years ended 31st December, 2001, 2002 and 2003 and the shareholders' equity under IFRS as at 31st December, 2001, 2002 and 2003 have been extracted from the Company's relevant annual reports. The net profit under IFRS for the six months ended 30th June, 2004 and the shareholders' equity under IFRS as at 30th June, 2004 are unaudited and have been extracted from the Company's 2004 interim report.

CERTAIN RISK FACTORS DISCLOSED IN THE PRELIMINARY PROSPECTUS

Certain risk factors associated with the A Share Issue as disclosed in the Preliminary Prospectus are set out as follows:

(1) The Company's on-grid electricity pricing and tariffs may be subject to adjustments following any reform in the PRC electricity and power industry as may be introduced or implemented by the PRC State, which may in turn impact on the Company's profits.

(2) Fuel costs account principally for the operating expenses incurred by the Company. Increase in the demand for fuel supply resulting from developments of power-generating units in the PRC and, hence, any fluctuation or continual increase in fuel prices may impact adversely on the Company's profits.

(3) As at 30th June, 2004, the Company's managed power-generating installed capacity in Shandong Province accounted for over 90% of its total managed power-generating installed capacity. Therefore, any changes in the availability of electricity and power supply in Shandong Province may impact materially on the Company's operating performance and profits.

(4) As disclosed in announcements previously issued by the Company, the business operated by its controlling shareholder, China Huadian, and its other subsidiaries may compete with that of the Group. Nonetheless, China Huadian has agreed, among other things, that for so long as China Huadian retains a controlling shareholding interest in the Company, the Group is, and will continue to be, China Huadian's primary vehicle for developing power projects, and China Huadian will support the future business developments of the Group.

(5) Power projects invested and funded by the Company out of the proceeds from the A Share Issue require bank financing for construction and future developments, resulting in a comparatively high gearing ratio carried with the projects. Power projects are also characterised with a relatively long development curve, and may not be able to generate returns during the early stage of their development. Any changes in the business environment of such projects during the construction and initial stage of their development may therefore impact on the Company's cashflow position and profits.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	means the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each, proposed to be issued by the Company under the A Share Issue;
"A Share Issue"	means the proposed issue by the Company of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned shares) are to be allocated and issued to China Huadian, with the remaining portion to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., the PRC public), and the proposed listing of such new A Shares to be issued to the PRC public as mentioned above on the Shanghai Stock Exchange;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise and the controlling shareholder of the Company;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H Shares are listed on The Stock Exchange of Hong Kong Limited;
"CSRC"	means China Securities Regulatory Commission;
"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries;
"H Share(s)"	means the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each, which are listed on The Stock Exchange of Hong Kong Limited;
"Hong Kong"	means Hong Kong Special Administrative Region of The People's Republic of China;
"IFRS"	means International Financial Reporting Standards;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China but, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of The People's Republic of China and Taiwan;
"PRC GAAP"	means the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance of the PRC;
"Preliminary Prospectus"	means the preliminary prospectus of the Company issued in the PRC in respect of the A Share Issue;
"RMB"	means Renminbi, the lawful currency of the PRC; and
"Shanghai Stock Exchane"	means Shanghai Stock Exchange of the PRC.

This announcement is issued in compliance with Rule 13.09 of the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

By order of the board of the Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date of this announcement, are:

He Gong (Chairman)
Da Hongxing (Executive Director)
Zhu Chongli (Non-executive Director)
Chen Jianhua (Executive Director)
Tian Peiting (Executive Director)
Peng Xingyu (Non-executive Director)
Zhang Bingju (Non-executive Director)
Wang Yingli (Non-executive Director)
Ding Huiping (Independent non-executive Director)
Zhao Jinghua (Independent non-executive Director)
Hu Yuanmu (Independent non-executive Director)
Wang Chuanshun (Independent non-executive Director)

Shandong, the PRC
14th January, 2005

* *for identification only*